PRESS RELEASE

Sanofi Appoints Stefan Oelrich

Executive Vice President Diabetes & Cardiovascular

and Member of the Executive Committee

Paris, France - October 2, 2017 - Sanofi has appointed Stefan Oelrich as Executive Vice President Diabetes & Cardiovascular (DCV), effective immediately. In this role, Mr. Oelrich will be a member of the Executive Committee.

“Stefan is a highly effective leader who has demonstrated his ability to deliver strong results during his tenure at Sanofi,” said Olivier Brandicourt, Sanofi’s Chief Executive Officer. “As one of the architects of our Diabetes & Cardiovascular business unit, I am confident Stefan will succeed in driving our strategy forward in the coming years.”

Mr. Oelrich has served as head of Sanofi’s global diabetes franchise since June 2016 and as acting head of the DCV North America business since July. He will continue to lead both functions ad interim until successors are named.

He previously served as DCV Europe Region Head & Sanofi Europe Coordinator, and was heavily involved in establishing the DCV global business unit since mid-2015. Between 2011 and 2015 he served as General Manager in Germany, Switzerland and Austria.

Mr. Oelrich began his career in Bayer AG in Germany in 1992 where he held positions of increasing responsibility and leadership across Latin America, Europe and the US including General Manager for Bayer Healthcare in Belgium and in France. He led Bayer Pharmaceutical’s US Marketing as VP of Marketing followed by a promotion to SVP & General Manager US Women’s Healthcare.

A citizen of Germany, Mr. Oelrich holds a Master’s degree in Business Administration from the Business School of the Cologne Chamber of Commerce.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations Jack Cox Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

1/1